Exhibit 99.20

7th Amendment to the Agreement for the Purchase and Sale of Shares,

Assignment of Mineral Rights and Other Covenants

This 7th Amendment to the Agreement for the Purchase and Sale of Shares, Assignment of Mineral Rights and Other Covenants is executed by and between:

(1)	Arqueana Empreendimentos e Participações S.A., [REDACTED: PRIVATE INFORMATION], hereby duly represented in accordance with its corporate documentation (hereinafter referred to as “Arqueana”, “Seller” or “Assignor”);

(2)	Sigma Lithium Holdings Inc. (formerly Sigma Lithium Resources, Inc.) a corporation, with headquarters at 745 Thurlow Street, Suite 2400, Vancouver, British Columbia, V6E QU5, Canada (hereinafter referred to as “Sigma Lithium”, or the “Buyer”);

(3)	Sigma Mineração S.A., a privately-held corporation, enrolled with the National Register of Legal Entity of the Ministry of Finance (“CNPJ/MF”) under No. 16.482.121/0001-57, with headquarters in the city of São Paulo, State of São Paulo, Avenida Nove de Julho, 4.939, Tower Europa, 5th Floor, Office 51 (part), Itaim, Zip Code (CEP) 01407-200, hereby duly represented in accordance with its corporate documentation (hereinafter referred to as “Contracting Party”);

For the purposes of this Amendment, Seller, Buyer and Assignee are hereinafter defined individually as “Party”, and collectively as “Parties”.

And, also, in the capacity of Consenting Intervening Party,

(4)	RI-X Mineração e Consultoria S.A., [REDACTED: PRIVATE INFORMATION], hereby duly represented in accordance with its corporate documentation (hereinafter referred to as “RI-X”).

WHEREAS:

(A)	On December 12, 2017, the Parties and RI-X entered into an agreement for the purchase and sale of shares, assignment of mineral rights and other agreements (the “Agreement”);

(B)	Pursuant to the Agreement, the Parties agreed the form of the disbursement of the full price by Sigma Lithium to Arqueana would be made in six (6) installments; and

(C)	Arqueana has repeatedly restructured the payment schedule of the Agreement to postpone the original due dates of the Second Installment and Third Installment. As follows:

•	The Second Installment originally due on April 15, 2018 was postponed and restructured without any penalties into three installments, the first on May 15, 2018, the second on July 5, 2018 and the third on December 31, 2018; and

•	The Third Installment originally due on March 15, 2019 was postponed and restructured without any penalties into two installments, the first on March 30, 2019 and the second on January 31, 2021,

Therefore, it is agreed by the Parties to execute this 7th Amendment to the Agreement for the Purchase and Sale of Shares, Assignment of Mineral Rights and Other Covenants (“Amendment”), which shall be governed and interpreted by the following terms and conditions.

1.              Amendment of the schedule for disbursement

1.1           The Parties hereby decide by mutual agreement to amend Section 3.2 (iv) of the Agreement to restructuring the Fourth Installment, originally due on March 15, 2020, into two installments, the first due on June 29, 2020 and the second due on September 25, 2020.

1.2           Therefore, Section 3.2 of the Agreement is hereby amended and shall read as follows:

“3.2 The Total Price to be paid as a result of the Acquisition and Assignment provided in this Agreement shall be paid as follows:

(i)	until December 15, 2017 Sigma Lithium shall pay Arqueana the amount of R$200,000.00 (two hundred thousand Reais), in Brazilian currency (“First Installment”)

(ii)	Sigma Lithium shall pay Arqueana the amount of R$ 5,204,658.00 (five million, two hundred and four thousand, six hundred and fifty-eight Reais), in Brazilian currency, (“Second Installment”) as follows:

(a) on May 15, 2018, Sigma Lithium shall pay Arqueana R$ 4,241,400.00 (four million, two hundred and forty-one thousand, and four hundred Reais) (“Second Installment – Part 1”);

(b) on July 5, 2018, Sigma Lithium shall pay Arqueana R$ 576,034.00 (five hundred and seventy-six, and thirty-four Reais) (“Second Installment – Part 2”); and

(c) on December 31, 2018, Sigma Lithium shall pay Arqueana R$ 387,224.00 (three hundred eighty-seven thousand two hundred and twenty-four Reais) (“Second Installment – Part 3”);

(iii)	Sigma Lithium shall pay Arqueana R$ 7,830,341.00 (seven million, eight hundred and thirty thousand and tree hundred and forty-one Reais), adjusted in Brazilian currency, (“Third installment”) as follows:

(a) on March 30, 2019, Sigma Lithium shall pay Arqueana R$ 3,671,032.00 (three million, six hundred and seventy-one thousand and thirty-two Reais) in Brazilian currency (“Third Installment – Part 1”); and

(b) on January 31, 2021, Sigma Lithium shall pay Arqueana R$ 4,159,309.00 (four million, one hundred and fifty-nine thousand, three hundred and nine Reais) (“Third Installment – Part 2”);

(iv)	Sigma Lithium shall pay Arqueana R$ 3,000,000.00 (three million Reais), adjusted in Brazilian currency, (“Fourth installment”) as follows:

(a) On June 29, 2020, Sigma Lithium shall pay Arqueana R$ 3,000,000.00 (three million Reais) monetarily adjusted, pro rata die, based on the CDI variation (“Fourth Installment – Part 1”); and

(b) On September 25, 2021, Sigma Lithium shall pay Arqueana R$ 450,000.00 monetarily adjusted, pro rata die, based on the CDI variation and with an interest of one percent (1%) per month as from March 15, 2020 (“Fourth Installment – Part 2”);

(v)	on March 15, 2021, Sigma Lithium shall pay Arqueana R$ 3,000,000.00 (three million Reais) adjusted in Brazilian currency (“Fifth Installment”); and

(vi)	on March 28, 2022, Sigma Lithium shall pay Arqueana R$ 1,000,000.00 (one million Reais) adjusted in Brazilian currency (“Sixth Installment”, and together with the First Installment, Second Installment, Third Installment, Fourth Installment and Fifth Installment, the “Installments”).

2.             Effectiveness of the other provisions of the Agreement

The other provisions of the Agreement not expressly mentioned in this Amendment shall remain unchanged, binding the Parties by their terms.

AND BEING FAIR AND AGREED, the Parties shall sign this Amendment in two (2) counterparties, of the same content and form, in the presence of two (2) undersigned witnesses.

São Paulo, June 29, 2020.

[REDACTED: SIGNATURES AND PRIVATE INFORMATION]